
July 1, 2011

Via Facsimile
Jerry Booth
Chief Executive Officer
Fresh Traffic Group, Inc.
201 Portage Ave, Suite 1680
Winnipeg MB, Canada

Re: **Fresh Traffic Group, Inc.**
      Form 10-Q for the Quarterly Period Ended November 30, 2010
      Filed January 21, 2011
      Form 8-K/Amendment No. 1
      Filed January 31, 2011
      File No. 000-53703

Dear Mr. Booth:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Accounting Branch Chief